FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Bernard Turgeon Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

1

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2015 (the “Annual Report”) as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibit:

(99.3) Monthly Report on Financial Transactions as at May 31, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 2 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Director General of Financing and Debt Management

Date: August 24, 2015